22 July 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr D C Brink
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is James Capel C I Nominees Limited as trustee of a trust of which Mr Brink is a potential beneficiary
Date of change	22 July 2002
No. of securities held prior to change	11,000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	707*
Number disposed	-
Value/Consideration	Nil
No. of securities held after change	11,707*
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register)
Any additional information

The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Mr Brink also has an indirect interest in 26 000 shares of BHP Billiton Plc held in the name of J R Nominees Pty Ltd as trustee of a trust of which Mr Brink is a potential beneficiary. These are held on the South African register. Shares held on this register become entitled to the bonus issue on 26 July 2002.

* The number of securities acquired and the number of securities held after the change may be the subject of adjustment by 1 share after rounding.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-
Any additional information	-

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

22 July 2002
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr B P Gilbertson
Date of last notice	18 February 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect - (a) and (b)
Nature of indirect interest (including registered holder)
  Vidacos Nominees Limited is the registered holder as trustee of a family trust of which Mr Gilbertson is a potential beneficiary

(b) Billiton ESOP Trustee Limited a/c GILB is the registered holder as trustee of the Billiton Employee Share Ownership Trust on trust for Mr Gilbertson

Date of change	22 July 2002
No. of securities held prior to change	(a) 269 091 (b) 244 167
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	(a) 17,288 (b) 15,687
Number disposed	-
Value/Consideration	Nil
No. of securities held after change	(a) 286,379 (b) 259,854
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register)

Part 1 - Change of director's relevant interests in securities (cont'd)

Any additional information

The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Mr Gilbertson is the registered holder of 389 994 shares in BHP Billiton Plc. These are held on the South African register. Shares on this register became entitled to the bonus issue on 26 July 2002.

Mr Gilbertson as an Executive Director also has a notifiable interest under United Kingdom legislation in 702,278 shares in BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited.

* The number of securities acquired and the number of securities held after the change may be the subject of adjustment by 1 share after rounding.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	8 November 2001
Period during which or date on which exercisable
  Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme (RSS)

- 3 year from date of grant dependent upon company performance with the potential of three performance periods, ie years 3, 4 and 5
  Shares under the BHP Billiton Plc Co-Investment Plan (CIP)

- subject to performance conditions, 80% of the committed shares are exercisable 2 years from the date of grant and 125% of the committed and matching shares are exercisable 4 years from the date of grant

Total amount paid (if any) for the grant	Restricted Share Awards under the RSS - Nil Shares under CIP - Pounds 3.0375 for each committed share Nil for each matching share
Description of securities involved: class; number	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	292,577 RSS 24,925 CIP committed shares 76,020 CIP matching shares 393,522 Total
Any additional information

Mr Gilbertson previously held 274 914 Restricted Share Awards under the RSS and 23 420 committed shares and 71 431 matching shares in BHP Billiton Plc under the CIP. His holdings have increased following the bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register).

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

22 July 2002
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr C A J Herkstroter
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is HSBC Global Custody Nominee (UK) Limited for F Van Lanschot Bankiers on trust for Mr Herkstroter and his spouse jointly.
Date of change	22 July 2002
No. of securities held prior to change	10,000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	642*
Number disposed	-
Value/Consideration	Nil
No. of securities held after change	10,642*
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002 (United Kingdom register)
Any additional information

The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

* The number of securities shown as acquired and as held after the change may be subject to adjustment by 1 share after rounding.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-
Any additional information	-

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

22 July 2002
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr J B Jackson
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	22 July 2002
No. of securities held prior to change	12,500
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	803
Number disposed	-
Value/Consideration	Nil
No. of securities held after change	13,303
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for every 15.5648 shares held on 19 July 2002
Any additional information	The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-
Any additional information	-

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

22 July 2002
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Lord Renwick of Clifton KCMG
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	22 July 2002
No. of securities held prior to change	6000
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	385
Number disposed	-
Value/Consideration	Nil
No. of securities held after change	6,385
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Bonus issue of 1 new share for each 15.5648 shares held on 19 July 2002 (United Kingdom register)
Any additional information

The bonus issue was made to compensate BHP Billiton Plc shareholders for the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.

Lord Renwick's shareholding in BHP Billiton Limited of 2066 ordinary shares remains unchanged.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-
Any additional information	-

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia